CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED
WITH THE SECURITIES AND EXCHANGE COMMISSION

SunPower Corporation 3939 North First Street San Jose, California 95134	Cypress Semiconductor Corporation 198 Champion Court San Jose, California 95134
August 20, 2008
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
To whom it may concern:
     On August 20, 2008, Bruce R. Ledesma, General Counsel and Corporate Secretary of SunPower Corporation (“SunPower”) spoke with Tom Jones of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding a preliminary Information Statement on Schedule 14C (the “Information Statement”) filed by SunPower with the SEC on August 12, 2008. The Information Statement relates to, among other things, certain amendments to SunPower’s certificate of incorporation to be approved by written consent of Cypress Semiconductor Corporation (“Cypress”), the holder of a majority of the voting power of the issued and outstanding voting securities of SunPower in connection with a previously announced proposed spin-off (the “spin-off”) by Cypress to its stockholders of the shares of SunPower’s Class B common stock held by Cypress.
     The Staff had previously advised SunPower that it would be reviewing the Information Statement and expects to have comments thereto. Promptly upon learning of such, Mr. Ledesma contacted Mr. Jones to discuss certain timing and logistical matters related to such review, and to attempt to make the Staff aware of the urgent need by SunPower and Cypress to obtain, respond to and clear any Staff comments on an expedited timetable.
     Both SunPower and Cypress have already taken certain steps to attempt to ensure that the spin-off is effective on ***. The failure to have the spin-off effective by such date will result in a number of negative consequences for both companies, including ***. Additionally, any delay may result in unnecessary market risks associated with speculative trading arising from delays or changes in public disclosures regarding the spin-off and related transactions and would result in substantial additional costs to both companies, as significant amounts have previously been expended in an effort to complete the transaction on this timetable.
*** CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED
WITH THE SECURITIES AND EXCHANGE COMMISSION
     Further to the respective companies timing concerns, in accordance with Rule 14c-2(b) of the Securities Exchange Act of 1934, a stockholder action taken pursuant to written consent must be given or sent to stockholders at least 20 calendar days prior to the date the action is taken. In order for the restated certificate of incorporation described in the Information Statement to be effective prior to the proposed spin-off date (which is required by Cypress in order to preserve the tax-free nature of the transaction), SunPower must have cleared all comments with the SEC, and be in a position to print and first send or give such Information Statement to its stockholders ***. Any delays therefrom would make it impossible, under applicable state corporate and federal securities law, to complete the spin-off in a timely manner.
     Given the urgency of this matter, if we do not hear form the Staff by 3:00 p.m. Eastern time on August 21, 2008, we will attempt to contact you by telephone to discuss this matter. Please direct any responses to Bruce Ledesma of SunPower at (510) 260-8218, Steve Gillette of Jones Day (outside legal counsel to SunPower) at (650) 739-3997 or Todd Cleary of Wilson, Sonsini, Goodrich & Rosati (outside legal counsel to Cypress) at (650) 493-9300.
     Thank you in advance for your prompt consideration of this matter, and we look forward to hearing from you.

Sincerely,

/s/ Emmanuel T. Hernandez	/s/ Brad W. Buss

Chief Financial Officer	Executive Vice President, Finance and
SunPower Corporation	Administration and Chief Financial Officer
Cypress Semiconductor Corporation

cc:	Bruce Ledesma, Esq. Steve Gillette, Esq. Todd Cleary, Esq.
*** CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

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